September 12, 2023

VIA EMAIL AND EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Mergers & Acquisitions

Washington, D.C. 20549

Attention: Dan Duchovny

Re:	Liminal Biosciences Inc.

Schedule 13E-3 filed August 17, 2023

File No. 005-91242

Dear Mr. Duchovny:

On behalf of Liminal BioSciences Inc. (the “Company”) and the other filing persons named (collectively, the “Filing Persons”) in the above-referenced Schedule 13E-3 (the “13E-3”), we are writing to respond to the comments from the Staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) contained in the Staff’s letter dated September 6, 2023 (the “Comment Letter”) with respect to the 13E-3 and the management information circular attached thereto as Exhibit (a)(2)(i) (the “Circular”). In response to the comments set forth in the Comment Letter, the Filing Persons have revised the 13E-3 and the Circular and are submitting Amendment No. 1 to the 13E-3 (“Amendment No.1”), attaching as Exhibit (a)(2)(vii) Supplement No. 1 (“Supplement No. 1”) to the Circular together with this response letter. Amendment No. 1 and Supplement No. 1 contain certain additional updates and revisions.

In addition, the Company intends to issue today a press release announcing the filing of Amendment No. 1 and Supplement No. 1 that informs the Company’s shareholders of the availability of these documents on the Company’s website at https://investors.liminalbiosciences.com/, on the website maintained by the SEC at www.sec.gov and on the website maintained by the Canadian Securities Administration at www.sedarplus.ca.

Set forth below are the responses of the Filing Persons to the Staff’s comments set forth in the Comment Letter. For convenience, the Staff’s comments are repeated below in italics, followed by the response thereto.

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General, Schedule 13E-3; Exhibit (a)(2)(i)

1.

Please provide the disclosure required by Item 1003 of Regulation M-A with respect to each filing person. In this respect, consider describing the business relationships among the filing persons other than the company.

Response: The Filing Parties respectfully advise the Staff that Schedule B to the 13E-3 and the summary term sheet of the Circular contained information substantially responsive to Item 1003 of Regulation M-A. However, in response to the Staff’s comment, the requested disclosure has been further revised and included in Schedule A to Supplement No. 1.

2.	Please include in the circular delivered to security holders the information appearing in Schedule A of the Schedule 13E-3.

Response: In response to the Staff’s comment, the information appearing in Schedule A of the Schedule 13E-3 has been included in Schedule A to Supplement No. 1.

Letter to Shareholders, page i

3.

We note that you state the Arrangement is fair to holders of Minority Shares and refer to such shareholders as “Minority Shareholders.” It appears that the definition of Minority Shareholders (and Unaffiliated Securityholders on page 119) includes within it directors and officers of the Company who are not otherwise affiliated with Purchaser, even though those individuals are considered affiliates of the Company under Rule 13e-3(a)(1). The definition of “Minority Shareholders” should therefore exclude such persons, so that the disclosure speaks strictly to the fairness of the Arrangement to unaffiliated securityholders. Please revise throughout the circular. See Item 1014(a) of Regulation M-A.

Response: In response to the Staff’s comment, page 5 of Supplement No. 1 modifies the definition of Unaffiliated Securityholders to conform to the definition contained in Rule 13e-3 and has further revised the disclosure so that the fairness discussion speaks strictly to the fairness of the Arrangement to Unaffiliated Securityholders (as so redefined). Further, Supplement No. 1 has clarified the usage of the term “Minority Shareholders” to only apply in the context of the required approval under Canadian Securities Laws.

Forward-Looking Information, page 2

4.

Please revise your disclosure to clarify that the reference to “U.S. Securities Laws” excludes any reference to the Private Securities Litigation Reform Act of 1995, as the safe harbor provisions of the Act are not available to statements made in connection with a going private transaction. Refer to Exchange Act Section 21E(b)(1)(E) and Question M.2 to the July 2001 Third Supplement to the Division of Corporation Finance’s Manual of Publicly Available Telephone Interpretations.

Response: In response to the Staff’s comment, page 10 of Supplement No. 1 revises the definition of “U.S. Securities Laws” in the Glossary to the Circular to explicitly exclude reference to the Private Securities Litigation Reform Act of 1995 and page 4 of the Supplement No. 1 revises the “Forward-Looking Information” disclaimer to clarify the foregoing.

Questions and Answers, page 8

5.

Please shorten the summary term sheet and Q&A sections significantly while keeping only a description of the most material terms of the proposed transaction. Refer to Item 1001 of Regulation M-A and Rule 13e-3(e)(1)(ii).

Response: The Filing Persons acknowledge the Staff’s comment and respectfully advise the Staff that they believe it would be confusing to shareholders to include separate summary term sheet and Q&A sections in Supplement No. 1 to shorten these sections, given that the original sections will remain in the Circular that was previously mailed to shareholders. The Filing Persons also believe that the information included in the summary term sheet and Q&A sections of the Circular are of customary scope and nature for management circulars filed pursuant to applicable Canadian securities laws, regulations, and practice for transactions of this type.

Summary of the Arrangement, page 14

6.

We note that on page 19 and elsewhere you refer to the negotiations between the special committee and the Purchaser as “arm’s-length.” Please delete all references to “arm’s-length negotiations,” as such references are inappropriate in a going private transaction by affiliates.

Response: In response to the Staff’s comment, page 4 of Supplement No. 1 deletes all references to “arm’s-length negotiations.”

Reasons for the Recommendation of the Special Committee and the Board, page 30, 33

7.

We note that the board of directors considered the BMO Capital Markets presentations and opinion. Note that if any filing person has based its fairness determination on the analysis of factors undertaken by others, such person must expressly adopt this analysis and discussion as their own in order to satisfy the disclosure obligation. See Question 20 of Exchange Act Release No. 34-17719 (April 13, 1981). Please revise to state, if true, that the special committee adopted BMO Capital Markets’ analyses as its own. Alternatively, revise your disclosure to include disclosure responsive to Item 1014(b) of Regulation M-A and to address the factor in instruction 2(iv) to Item 1014.

Response: The Filing Persons respectfully acknowledge the Staff’s comment and advise the Staff that the existing disclosure on page 30 of the Circular states that the Special Committee has “adopted as its own in evaluating the Arrangement” the Formal Valuation and Opinion of BMO Capital Markets. Further, the Filing Persons respectfully advise the Staff that the existing disclosure on page 33 of the Circular states that the Board has “adopted as its own the Special Committee’s analysis and conclusions in their entirety.” However, for the avoidance of doubt, page 6 of Supplement No. 1 revises the existing disclosure on page 33 of the Supplement No. 1 to specifically state that the Board has adopted the Formal Valuation and Opinion of BMO Capital Markets as its own.

Formal Valuation and Opinion of the Special Committee’s Independent Financial Advisor and Valuator, page 41

8.	Revise this section to include the disclosure required by Item 1015(b) of Regulation M-A, including with respect to all preliminary presentations by BMO Capital Markets.

Response: The Filing Persons respectfully acknowledge the Staff’s comment and advise the Staff that the Formal Valuation and Opinion of BMO Capital Markets, filed as Appendix E of the Circular, which Appendix was mailed to the Company’s shareholders with the Circular, includes the information required by Item 1015(b) of Regulation M-A, including, but not limited to, (1) the identity of BMO Capital Markets, (2) the qualifications and credentials of BMO Capital Markets, (3) the independence of BMO Capital Markets, including disclosure of any material relationships that existed during the past two years between BMO Capital Markets and the Company, Structured Alpha LP, Thomvest Asset Management Inc. and their respective associated or affiliated entities, (4) BMO Capital Markets’ formal valuation of the Shares and opinion as to the fairness, from a financial point of view, of the consideration to be received by holders of Shares (other than the Purchaser and its affiliates) pursuant to the proposed transaction and (5) a summary of the financial analyses underlying the Formal Valuation and Opinion. Further, the

Filing Persons respectfully advise the Staff that (i) the existing disclosure in the section of the Circular entitled “Special Factors – Background to the Arrangement” beginning on page 24 includes the methods and reasons for which the Company engaged BMO Capital Markets and (ii) the existing disclosure in the section of the Circular entitled “Special Factors – Formal Valuation and Opinion of the Special Committee’s Independent Financial Advisor and Valuator” beginning on page 34 includes a summary of the Formal Valuation and Opinion of BMO Capital Markets.

Further, with respect to the preliminary materials prepared by BMO Capital Markets for the Special Committee, the Filing Persons respectfully acknowledge the Staff’s comment and advise the Staff that the Filing Persons believe the current disclosure relating to such preliminary materials is substantively responsive to Item 1015(b) of Regulation M-A, to the extent applicable; however, in response to the Staff’s comment, such disclosure has been further revised to include the additional disclosures on page 6 of Supplement No. 1.

9.	Disclose the projections provided to BMO Capital Markets.

Response: In response to the Staff’s comment, page 8 of Supplement No. 1 includes a summary of the projections provided to BMO Capital Markets. The Company respectfully advises the Staff that it has not included the totality of the forecasted financial information provided to the Special Committee and BMO Capital Markets in Supplement No. 1 because the Company believes that Supplement No. 1 contains the material projections considered by the Special Committee in its evaluation of the Arrangement and used by BMO Capital Markets in its financial analyses. Moreover, forecasted financial information for specific individual indications provided to the Special Committee and BMO Capital Markets is aggregated in the figures included in Supplement No 1 and neither the Special Committee nor BMO Capital Markets placed significant weight on such individual indication level information. Finally, certain portions of the provided information such as the indication-specific projections and the stated assumptions relating to estimated patient populations and market size is competitively sensitive and public disclosure of such information could result in adverse business consequences to the Company. The Company believes that adding the forecasted financial information in its entirety would result in disclosing a level of detail that is not required and would not be material to Company shareholders in understanding the Arrangement or necessary for Company shareholders to make an informed decision with respect to the Arrangement, thereby making the disclosure more manageable for Company shareholders by focusing on the material forecasted information.

Interests of Certain Persons in the Arrangement, page 46

10.	Please quantify the change of control benefits described on page 46 for each person.

Response: In response to the Staff’s comment, page 7 of Supplement No. 1 revises the prior disclosure on page 46 of the Circular as requested.

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Please do not hesitate to contact me at kcooper@cooley.com or (212) 479-6030 if you have any questions regarding the foregoing or if I can provide any additional information.

Very truly yours,

/s/ Kevin Cooper
Kevin Cooper

cc:	Pierre-Yves Leduc, Stikeman Elliot LLP

Mile T. Kurta, Torys LLP

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